Exhibit 99.1

Talisman Energy
Annual Meeting Voting Results on the Election of Directors

CALGARY, Alberta – May 8, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) held its annual meeting of shareholders on May 7, 2014, at which each of the thirteen nominees proposed as directors and listed in its management proxy circular dated March 3, 2014 were elected as directors. The detailed results of the vote are set out below.

	For	Withheld

Christiane Bergevin	701,139,987	20,303,635
	97%	3%
Donald J. Carty	683,539,015	37,904,607
	95%	5%
Jonathan Christodoro	714,041,543	7,403,772
	99%	1%
Thomas W. Ebbern	716,064,737	5,378,885
	99%	1%
Harold N. Kvisle	715,578,896	5,866,419
	99%	1%
Brian M. Levitt	711,669,477	9,774,144
	99%	1%
Samuel J. Merksamer	706,989,936	14,455,379
	98%	2%
Lisa A. Stewart	687,822,496	33,621,127
	95%	5%
Henry W. Sykes	697,257,343	24,186,279
	97%	3%
Peter W. Tomsett	687,744,855	33,698,767
	95%	5%
Michael T. Waites	716,424,129	5,019,493
	99%	1%
Charles R. Williamson	704,909,162	16,536,153
	98%	2%
Charles M. Winograd	713,473,057	7,970,463
	99%	1%

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

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For further information, please contact:
Media and General Inquiries: Simon Scott Head of Corporate Communications Phone: 403-693-8493 Email: tlm@talisman-energy.com	Shareholder and Investor Inquiries: Lyle McLeod Vice-President, Investor Relations Phone: 403-767-5732 Email: tlm@talisman-energy.com

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